SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

23 October 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 23 October 2025
           re: 2025 Q3 Interim Management Statement

Lloyds Banking Group plc

Q3 2025 Results

23 October 2025

RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025

“The Group continues to perform well, demonstrating robust financial performance alongside strategic progress, including our recent acquisition of Schroders Personal Wealth.

Strong capital generation was supported by income growth, cost discipline and strong asset quality in the first nine months of 2025, despite the impact of the additional motor finance charge in the third quarter. Our strategic progress combined with this financial performance gives us confidence in our performance for the year and our 2026 guidance.”

Charlie Nunn, Group Chief Executive

Robust financial performance1

●
Statutory profit after tax of £3.3 billion (nine months to 30 September 2024: £3.8 billion) with net income up 6% and an £800 million charge for motor finance commission arrangements in the third quarter. Return on tangible equity of 11.9%, or 14.6% excluding the third quarter charge for motor finance

●
Underlying net interest income of £10.1 billion, up 6% compared to the first nine months of 2024. This reflected a banking net interest margin of 3.04%, up 10 basis points year-on-year (up 2 basis points quarter-on-quarter to 3.06%), alongside higher average interest-earning banking assets of £460.4 billion

●
Underlying other income of £4.5 billion, 9% higher than the prior year (and 3% higher quarter-on-quarter), driven by strengthening customer activity and the benefit of our strategic initiatives

●
Operating lease depreciation of £1,075 million, up 8% in line with fleet growth

●
Operating costs of £7.2 billion, up 3% versus the prior year, reflecting inflationary pressures, strategic investment and business growth costs, partially offset by cost savings and continued cost discipline

●
Remediation costs of £912 million, including £875 million in the third quarter, of which £800 million was in relation to the potential impact of motor finance commission arrangements. The total motor finance provision of £1.95 billion represents the Group's best estimate of the potential impact of this issue

●
Strong asset quality with an underlying impairment charge of £618 million; asset quality ratio of 18 basis points

●
Underlying loans and advances to customers increased by £18.0 billion (4%) in the first nine months to £477.1 billion, with growth across Retail of £15.2 billion and Commercial Banking of £2.5 billion. Balances increased by £6.1 billion in the third quarter, with growth in Retail and Corporate and Institutional Banking

●
Customer deposits increased in the first nine months of 2025 by £14.0 billion (3%) to £496.7 billion, with £4.0 billion growth in Retail and £10.0 billion in Commercial Banking. Customer deposits grew by £2.8 billion in the third quarter, largely within Commercial Banking

●
Risk-weighted assets of £232.3 billion, up £7.7 billion in the first nine months of 2025, reflecting lending growth offset by ongoing optimisation activity

●
Strong capital generation of 110 basis points, or 141 basis points excluding the third quarter charge for motor finance. CET1 ratio of 13.8% after 74 basis points for the interim ordinary dividend paid and the foreseeable ordinary dividend accrual

●
Tangible net assets per share of 55.0 pence, up by 2.6 pence in the first nine months of 2025, from attributable profit, the unwind of the cash flow hedging reserve and a reduction in the number of shares in issue due to the ongoing share buyback, partially offset by capital distributions

●
On 9 October, the Group announced the full acquisition of Schroders Personal Wealth, previously operated as a joint venture with Schroders Group. The acquired business supports c.£17 billion in assets under administration and accelerates delivery of the Group’s wealth strategy to deepen relationships in a high value segment

2025 guidance revised

Based on our current macroeconomic assumptions, for 2025 the Group expects:

●
Underlying net interest income now expected to be c.£13.6 billion

●
Operating costs of c.£9.7 billion, excluding the acquisition of Schroders Personal Wealth2

●
Asset quality ratio now expected to be c.20 basis points

●
Return on tangible equity now expected to be c.12% (c.14% excluding the third quarter motor finance charge)

●
Capital generation now expected to be c.145 basis points3 (c.175 basis points3 excluding the third quarter motor finance charge)

1 See the basis of presentation on page 4.

2 Modestly greater than £9.7 billion, including the acquisition of Schroders Personal Wealth in the fourth quarter of 2025.

3 Excludes capital distributions.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS

	Nine months ended 30 Sep 2025 £m	Nine months ended 30 Sep 2024 £m	Change %	Three months ended 30 Sep 2025 £m	Three months ended 30 Sep 2024 £m	Change %

Underlying net interest income	10,106	9,569	6	3,451	3,231	7
Underlying other income	4,526	4,164	9	1,557	1,430	9
Operating lease depreciation	(1,075)	(994)	(8)	(365)	(315)	(16)
Net income	13,557	12,739	6	4,643	4,346	7
Operating costs	(7,176)	(6,992)	(3)	(2,302)	(2,292)
Remediation	(912)	(124)		(875)	(29)
Total costs	(8,088)	(7,116)	(14)	(3,177)	(2,321)	(37)
Underlying profit before impairment	5,469	5,623	(3)	1,466	2,025	(28)
Underlying impairment charge	(618)	(273)		(176)	(172)	(2)
Underlying profit	4,851	5,350	(9)	1,290	1,853	(30)
Restructuring	(16)	(21)	24	(7)	(6)	(17)
Volatility and other items	(157)	(182)	14	(109)	(24)
Statutory profit before tax	4,678	5,147	(9)	1,174	1,823	(36)
Tax expense	(1,356)	(1,370)	1	(396)	(490)	19
Statutory profit after tax	3,322	3,777	(12)	778	1,333	(42)

Earnings per share	4.8p	5.3p	(0.5)p	1.0p	1.9p	(0.9)p
Banking net interest marginA	3.04%	2.94%	10bp	3.06%	2.95%	11bp
Average interest-earning banking assetsA	£460.4bn	£449.9bn	2	£465.5bn	£451.1bn	3
Cost:income ratioA	59.7%	55.9%	3.8pp	68.4%	53.4%	15.0pp
Asset quality ratioA	0.18%	0.09%	9bp	0.15%	0.15%
Return on tangible equityA	11.9%	14.0%	(2.1)pp	7.5%	15.2%	(7.7)pp

	At 30 Sep 2025	At 30 Jun 2025	Change %	At 31 Dec 2024	Change %

Underlying loans and advances to customersA	£477.1bn	£471.0bn	1	£459.1bn	4
Customer deposits	£496.7bn	£493.9bn	1	£482.7bn	3
Loan to deposit ratioA	96%	95%	1pp	95%	1pp
CET1 ratio	13.8%	13.8%		14.2%	(0.4)pp
Pro forma CET1 ratioA,1	13.8%	13.8%		13.5%	0.3pp
Total capital ratio	18.6%	19.0%	(0.4)pp	19.0%	(0.4)pp
MREL ratio	31.2%	31.4%	(0.2)pp	32.2%	(1.0)pp
UK leverage ratio	5.2%	5.4%	(0.2)pp	5.5%	(0.3)pp
Risk-weighted assets	£232.3bn	£231.4bn		£224.6bn	3
Wholesale funding2	£103.5bn	£92.2bn	12	£92.5bn	12
Liquidity coverage ratio3	145%	145%		146%	(1)pp
Net stable funding ratio4	126%	127%	(1)pp	129%	(3)pp
Tangible net assets per shareA	55.0p	54.5p	0.5p	52.4p	2.6p

A See page 4.

1 30 June 2025 reflects the interim ordinary dividend received from the Insurance business in July 2025. 31 December 2024 reflects both the full impact of the share buyback announced in respect of 2024 and the ordinary dividend received from the Insurance business in February 2025.

2 Excludes balances relating to margins of £0.9 billion (31 December 2024: £2.8 billion, 30 June 2025: £1.1 billion).

3 The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4 The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

QUARTERLY INFORMATIONA

	Quarter ended 30 Sep 2025 £m	Quarter ended 30 Jun 2025 £m	Change %	Quarter ended 31 Mar 2025 £m	Quarter ended 31 Dec 2024 £m	Quarter ended 30 Sep 2024 £m	Quarter ended 30 Jun 2024 £m	Quarter ended 31 Mar 2024 £m

Underlying net interest income	3,451	3,361	3	3,294	3,276	3,231	3,154	3,184
Underlying other income	1,557	1,517	3	1,452	1,433	1,430	1,394	1,340
Operating lease depreciation	(365)	(355)	(3)	(355)	(331)	(315)	(396)	(283)
Net income	4,643	4,523	3	4,391	4,378	4,346	4,152	4,241
Operating costs	(2,302)	(2,324)	1	(2,550)	(2,450)	(2,292)	(2,298)	(2,402)
Remediation	(875)	(37)		–	(775)	(29)	(70)	(25)
Total costs	(3,177)	(2,361)	(35)	(2,550)	(3,225)	(2,321)	(2,368)	(2,427)
Underlying profit before impairment	1,466	2,162	(32)	1,841	1,153	2,025	1,784	1,814
Underlying impairment charge	(176)	(133)	(32)	(309)	(160)	(172)	(44)	(57)
Underlying profit	1,290	2,029	(36)	1,532	993	1,853	1,740	1,757
Restructuring	(7)	(5)	(40)	(4)	(19)	(6)	(3)	(12)
Volatility and other items	(109)	(37)		(11)	(150)	(24)	(41)	(117)
Statutory profit before tax	1,174	1,987	(41)	1,517	824	1,823	1,696	1,628
Tax expense	(396)	(577)	31	(383)	(124)	(490)	(467)	(413)
Statutory profit after tax	778	1,410	(45)	1,134	700	1,333	1,229	1,215

Earnings per share	1.0p	2.1p	(1.1)p	1.7p	1.0p	1.9p	1.7p	1.7p
Banking net interest marginA	3.06%	3.04%	2bp	3.03%	2.97%	2.95%	2.93%	2.95%
Average interest-earning banking assetsA	£465.5bn	£460.0bn	1	£455.5bn	£455.1bn	£451.1bn	£449.4bn	£449.1bn
Cost:income ratioA	68.4%	52.2%	16.2pp	58.1%	73.7%	53.4%	57.0%	57.2%
Asset quality ratioA	0.15%	0.11%	4bp	0.27%	0.14%	0.15%	0.05%	0.06%
Return on tangible equityA	7.5%	15.5%	(8.0)pp	12.6%	7.1%	15.2%	13.6%	13.3%

	At 30 Sep 2025	At 30 Jun 2025	Change %	At 31 Mar 2025	At 31 Dec 2024	At 30 Sep 2024	At 30 Jun 2024	At 31 Mar 2024

Underlying loans and advances to customersA,1	£477.1bn	£471.0bn	1	£466.2bn	£459.1bn	£457.0bn	£452.4bn	£448.5bn
Customer deposits	£496.7bn	£493.9bn	1	£487.7bn	£482.7bn	£475.7bn	£474.7bn	£469.2bn
Loan to deposit ratioA	96%	95%	1.0pp	96%	95%	96%	95%	96%
CET1 ratio	13.8%	13.8%		13.5%	14.2%	14.3%	14.1%	13.9%
Pro forma CET1 ratioA,2	13.8%	13.8%		13.5%	13.5%	14.3%	14.1%	13.9%
Total capital ratio	18.6%	19.0%	(0.4)pp	18.4%	19.0%	19.0%	18.7%	19.0%
MREL ratio	31.2%	31.4%	(0.2)pp	30.4%	32.2%	32.2%	31.7%	32.0%
UK leverage ratio	5.2%	5.4%	(0.2)pp	5.5%	5.5%	5.5%	5.4%	5.6%
Risk-weighted assets	£232.3bn	£231.4bn		£230.1bn	£224.6bn	£223.3bn	£222.0bn	£222.8bn
Wholesale funding	£103.5bn	£92.2bn	12	£89.4bn	£92.5bn	£93.3bn	£97.6bn	£99.9bn
Liquidity coverage ratio3	145%	145%		145%	146%	144%	144%	143%
Net stable funding ratio4	126%	127%	(1)pp	128%	129%	129%	130%	130%
Tangible net assets per shareA	55.0p	54.5p	0.5p	54.4p	52.4p	52.5p	49.6p	51.2p

1 The increases between 31 March 2024 and 30 June 2024 and between 30 September 2024 and 31 December 2024 are net of the impact of the securitisations of primarily legacy Retail mortgages, of £0.9 billion and £1.0 billion respectively.

2 30 June 2025 reflects the interim ordinary dividend received from the Insurance business in July 2025. 31 December 2024 reflects both the full impact of the share buyback announced in respect of 2024 and the ordinary dividend received from the Insurance business in February 2025.

3 The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4 The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

BALANCE SHEET ANALYSIS

	At 30 Sep 2025 £bn	At 30 Jun 2025 £bn	Change %	At 31 Dec 2024 £bn	Change %

UK mortgages	321.0	317.9	1	312.3	3
Credit cards	16.8	16.4	2	15.7	7
UK Retail unsecured loans	10.3	9.9	4	9.1	13
UK Motor Finance1	16.1	16.0	1	15.3	5
Overdrafts	1.2	1.2		1.2
Retail other2	21.3	20.2	5	17.9	19
Business and Commercial Banking	28.8	29.1	(1)	29.7	(3)
Corporate and Institutional Banking	61.3	59.7	3	57.9	6
Central Items3	0.3	0.6	(50)	–
Underlying loans and advances to customersA	477.1	471.0	1	459.1	4

Retail current accounts	101.8	100.6	1	101.3
Retail savings accounts	212.4	213.1		208.2	2
Wealth	9.5	9.7	(2)	10.2	(7)
Commercial Banking	172.6	170.2	1	162.6	6
Central Items	0.4	0.3	33	0.4
Customer deposits	496.7	493.9	1	482.7	3

Total assets	937.5	919.3		906.7
Total liabilities	891.8	872.4		860.8

Ordinary shareholders’ equity	40.2	40.4		39.5	2
Other equity instruments	5.2	6.3	(17)	6.2	(16)
Non-controlling interests	0.2	0.2		0.2
Total equity	45.6	46.9	(3)	45.9	(1)

Ordinary shares in issue, excluding own shares	59,196m	59,938m	(1)	60,491m	(2)

1 UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 4.

2 Within underlying loans and advances, Retail other includes the European and Wealth businesses.

3 Central Items includes central fair value hedge accounting adjustments.

GROUP RESULTS – STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of IFRS® Accounting Standards. The underlying basis results are shown on page 1.

Summary income statement	Nine months ended 30 Sep 2025 £m	Nine months ended 30 Sep 2024 £m	Change %

Net interest income	9,808	9,125	7
Other income1	4,444	4,352	2
Total income1	14,252	13,477	6
Operating expenses	(8,955)	(8,058)	(11)
Impairment	(619)	(272)
Profit before tax	4,678	5,147	(9)
Tax expense	(1,356)	(1,370)	1
Profit after tax	3,322	3,777	(12)

Profit attributable to ordinary shareholders	2,892	3,355	(14)
Profit attributable to other equity holders	365	376	(3)
Profit attributable to non-controlling interests	65	46	41
Profit after tax	3,322	3,777	(12)
Ordinary shares in issue (weighted-average – basic)	60,070m	62,948m	(5)
Basic earnings per share	4.8p	5.3p	(0.5)p

1 Net finance expense in respect of insurance and investment contracts, previously shown separately, is now included within other income as part of total income. The comparative periods are represented on a consistent basis.

Summary balance sheet	At 30 Sep 2025 £m	At 30 Jun 2025 £m	Change %	At 31 Dec 2024 £m	Change %
Assets
Cash and balances at central banks	61,846	64,225	(4)	62,705	(1)
Financial assets at fair value through profit or loss	232,251	221,942	5	215,925	8
Derivative financial instruments	19,062	22,943	(17)	24,065	(21)
Financial assets at amortised cost	547,799	538,237	2	531,777	3
Financial assets at fair value through other comprehensive income	37,091	33,888	9	30,690	21
Other assets	39,415	38,047	4	41,535	(5)
Total assets	937,464	919,282	2	906,697	3
Liabilities
Deposits from banks	8,330	7,695	8	6,158	35
Customer deposits	496,722	493,932	1	482,745	3
Repurchase agreements at amortised cost	36,779	38,248	(4)	37,760	(3)
Financial liabilities at fair value through profit or loss	30,046	28,754	4	27,611	9
Derivative financial instruments	15,932	19,879	(20)	21,676	(26)
Debt securities in issue at amortised cost	77,370	68,301	13	70,834	9
Liabilities arising from insurance and participating investment contracts	131,559	124,952	5	122,064	8
Liabilities arising from non-participating investment contracts	56,267	52,285	8	51,228	10
Other liabilities	27,890	27,704	1	30,644	(9)
Subordinated liabilities	10,936	10,661	3	10,089	8
Total liabilities	891,831	872,411	2	860,809	4
Total equity	45,633	46,871	(3)	45,888	(1)
Total equity and liabilities	937,464	919,282	2	906,697	3

REVIEW OF PERFORMANCEA

Income statementA

The Group’s statutory profit before tax for the first nine months of 2025 was £4,678 million. This included higher total income and a charge for motor finance commission arrangements in the third quarter. Profit after tax was £3,322 million and earnings per share was 4.8 pence (nine months to 30 September 2024: £3,777 million and 5.3 pence respectively).

The Group’s underlying profit was £4,851 million in the first nine months of 2025 (nine months to 30 September 2024: £5,350 million). Higher net income was more than offset by the charge for motor finance in the third quarter and a higher underlying impairment charge given a significant release from an improved economic outlook in 2024. Underlying profit in the third quarter of 2025 was £1,290 million, down 36% compared to the second quarter, or up 3% excluding the charge for motor finance, given strengthening income.

Net income of £13,557 million was up 6% compared to the first nine months of 2024, driven by higher underlying net interest income and higher underlying other income, partially offset by an increased charge for operating lease depreciation. Net income in the third quarter of £4,643 million was up 3% compared to the second quarter, including higher underlying net interest income and higher underlying other income, partially offset by a modest increase in operating lease depreciation.

Within net income, underlying net interest income of £10,106 million was up 6% versus the prior year (nine months to 30 September 2024: £9,569 million). This was supported by a banking net interest margin of 3.04% (nine months to 30 September 2024: 2.94%). The net interest margin benefitted from a growing structural hedge contribution as balances were reinvested in a higher rate environment, partially offset by mortgage refinancing driving margin compression and deposit churn headwinds. Average interest-earning banking assets in the first nine months of 2025 of £460.4 billion reflect strong growth relative to the first nine months of 2024 (nine months to 30 September 2024: £449.9 billion), primarily driven by UK mortgages, credit cards, UK Retail unsecured loans and the European retail business. In Commercial Banking, average interest-earning banking assets reduced, driven by continued repayments of government-backed lending within Business and Commercial Banking and lower lending to banks. Underlying net interest income in the first nine months of 2025 included a non-banking net interest expense of £372 million (nine months to 30 September 2024: £347 million), increasing as a result of refinancing activities at higher rates and growth in the Group’s non-banking businesses.

Underlying net interest income of £3,451 million in the third quarter of 2025 was 3% higher than the second quarter (three months to 30 June 2025: £3,361 million). A growing structural hedge contribution more than offset the impact of continued headwinds from asset margin compression and deposit churn. This resulted in an increase in the banking net interest margin to 3.06% (three months to 30 June 2025: 3.04%). Average interest-earning banking assets were higher in the third quarter at £465.5 billion (three months to 30 June 2025: £460.0 billion), driven by UK mortgages, unsecured lending and the European retail business. The Group now expects underlying net interest income for 2025 to be c.£13.6 billion.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 September 2025, the notional balance of the sterling structural hedge was £244 billion (31 December 2024: £242 billion) with a stable weighted average duration of approximately three-and-a-half years (31 December 2024: approximately three-and-a-half years). The Group generated £4.0 billion of total income from sterling structural hedge balances in the first nine months of 2025, an increase of £1.0 billion over the prior year (nine months to 30 September 2024: £3.0 billion). The Group continues to expect sterling structural hedge earnings in 2025 to be £1.2 billion higher than in 2024.

Underlying other income of £4,526 million in the first nine months of 2025 grew by 9% compared to the prior year (nine months to 30 September 2024: £4,164 million), driven by strengthening customer activity and the benefit of investments in strategic initiatives. This included an increase of 13% in Retail, primarily driven by UK Motor Finance, including fleet growth and higher average vehicle rental values, alongside growth from packaged bank accounts. Insurance, Pensions and Investments underlying other income was up 5% from strengthening income in the workplace pensions business and higher general insurance income net of claims. Growth in Equity Investments and Central Items was driven by the Group’s equity and direct investment businesses, with strong income growth from Lloyds Living and higher income from Lloyds Development Capital. This was partially offset by a 2% reduction in Commercial Banking year-on-year, reflecting higher transaction banking income more than offset by lower loan markets activity, with the prior period benefitting from gains that did not repeat.

REVIEW OF PERFORMANCE (continued)

Income statementA (continued)

Compared to the second quarter of 2025, underlying other income in the third quarter was up 3%, supported in Retail by continued UK Motor Finance growth and growth in current account debit card fees, alongside higher valuations in LBG Investments.

Operating lease depreciation of £1,075 million in the first nine months of 2025 was 8% higher than in the prior year (nine months to 30 September 2024: £994 million), due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices. Compared to the second quarter of 2025, operating lease depreciation is 3% higher, in line with the continued growth in fleet size. The Group continues to mitigate used car price movements through a number of market and customer initiatives to improve performance and reduce volatility, including extended used car leasing, remarketing agreements and residual value insurance.

Operating costs of £7,176 million were up 3% reflecting inflationary pressures, strategic investment including planned higher severance front-loaded into the first quarter of 2025 and business growth costs. Excluding increased severance in 2025, operating costs were up 2% year-on-year. This was partially offset by cost savings and continued cost discipline. For 2025, operating costs are expected to be c.£9.7 billion, excluding the acquisition of Schroders Personal Wealth in the fourth quarter of 2025.

A remediation charge of £912 million was recognised by the Group in the first nine months of 2025 (nine months to 30 September 2024: £124 million), with £875 million in the third quarter, including £800 million in relation to the potential impact of motor finance commission arrangements, bringing the total provision for motor finance to £1.95 billion. The FCA published a consultation on an industry wide motor finance redress scheme on 7 October 2025. This provides further detail on its proposed redress approach following the Supreme Court judgment handed down on 1 August 2025, in particular the products in scope, situations where it considers inadequate disclosure would give rise to an unfair relationship, proposed redress methodology, engagement approach and time bar. Based on the FCA proposals in their current form, the potential impact is at the adverse end of the Group’s range of expected outcomes.

As previously stated, in establishing the Group’s previous provision of £1.15 billion, the Group created a range of scenarios to address uncertainties on a number of key inputs. The FCA proposals are subject to consultation and there remain a number of uncertainties. Accordingly, the Group’s approach continues to consider a probability weighted outcome considering a range of scenarios representing sensitivities to the FCA’s current proposals, together resulting in the additional charge of £800 million. This reflects the increased likelihood of a higher number of historical cases, particularly DCA, being eligible for redress, including those dating back to 2007 and also the likelihood of a higher level of redress than previously anticipated, reflecting the FCA’s proposed redress calculation approach, which is less closely linked to actual customer loss than anticipated.

The Group remains committed to ensuring customers receive appropriate redress where they suffered loss. The current FCA proposals remain a consultation. Given that the Group has concerns, including relating to the approach to unfairness and proposed redress methodology, representations will be made to the FCA. The ultimate outcome of the motor finance commission issue for the Group may evolve as a result of representations made by various parties as well as further legal proceedings. However, the total £1.95 billion provision, including both redress and operational costs, represents the Group’s best estimate of the potential impact of the motor finance issue.

Total costs, including remediation, of £8,088 million were 14% higher than the prior year and the cost:income ratio was 59.7% (nine months to 30 September 2024: 55.9%), with net income up 6%. The cost:income ratio excluding remediation for the first nine months of the year was 52.9%, and for the third quarter was 49.6%.

REVIEW OF PERFORMANCE (continued)

Income statementA (continued)

Asset quality has remained strong in the first nine months of 2025. The underlying impairment charge was £618 million (nine months to 30 September 2024: £273 million), resulting in an asset quality ratio of 18 basis points. The higher charge includes a £27 million net charge from updated multiple economic scenarios (MES), compared to a credit of £324 million in the prior year. The pre-updated MES charge of £591 million for the first nine months of 2025 is equivalent to an asset quality ratio of 17 basis points, broadly unchanged from the prior year. In Commercial Banking, higher charges in the first half of the year driven by a small number of individual cases were offset by lower expected losses recognised given observed resilient performance and improved expectations for accounts in recoveries. Retail portfolios continued to perform strongly, contributing to a stable year-on-year charge for the Group.

The impairment charge in the third quarter of £176 million (or 15 basis points) includes an updated MES charge of £36 million reflecting lower house price growth forecasts over the near term. This was alongside a pre-updated MES charge of £140 million, which included some one-off benefits primarily from model calibrations. The Group now expects the asset quality ratio to be c.20 basis points in 2025, below the original guidance of c.25 basis points.

Restructuring costs for the first nine months of 2025 were £16 million (nine months to 30 September 2024: £21 million).

Volatility and other items were a net loss of £157 million for the first nine months of 2025 (nine months to 30 September 2024: net loss of £182 million). This included the usual charges for the amortisation of purchased intangibles (£61 million) and the usual fair value unwind (£45 million). This was alongside a loss from market and other volatility of £51 million, including negative market volatility, partially offset by the gain on sale of the Group’s bulk annuities portfolio to Rothesay Life plc which completed in the second quarter.

The return on tangible equity for the first nine months of the year was 11.9%, or 14.6% excluding the third quarter charge for motor finance commission arrangements (nine months to 30 September 2024: 14.0%). The Group now expects the return on tangible equity for 2025 to be c.12% (c.14% excluding the third quarter motor finance charge).

Tangible net assets per share at 30 September 2025 were 55.0 pence, up 2.6 pence in the first nine months of the year (31 December 2024: 52.4 pence) and up 0.5 pence in the third quarter. The increase resulted from attributable profit, the unwind of the cash flow hedging reserve and a reduction in the number of shares in issue due to the ongoing share buyback. The third quarter benefitted from the unwind of an accrual for the ordinary share buyback in the second quarter, partially offset by capital distributions and the provision for motor finance.

The Group continued the share buyback announced in February 2025, with c.1.8 billion shares repurchased as at 30 September 2025, equivalent to £1.4 billion.

Balance sheet

The Group saw strong lending growth in the first nine months of 2025, with underlying loans and advances to customers increasing by £18.0 billion (or 4%) to £477.1 billion. This included growth of £8.7 billion in UK mortgages and growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business. Lending balances increased by £2.5 billion in Commercial Banking, with higher Institutional balances alongside growth in securitised products, partially offset by repayments of £1.1 billion of government-backed lending within Business and Commercial Banking. Underlying loans and advances increased by £6.1 billion in the third quarter, with growth across Retail portfolios, primarily UK mortgages, alongside increased lending in Corporate and Institutional Banking, again partially offset by government-backed lending repayments within Business and Commercial Banking.

REVIEW OF PERFORMANCE (continued)

Balance sheet (continued)

Customer deposits of £496.7 billion increased significantly in the first nine months of the year, by £14.0 billion (or 3%). Retail deposits were up £4.0 billion in the period, including £3.5 billion growth in Retail savings accounts, as a result of net inflows to limited withdrawal and fixed term deposits given the Group’s strong performance throughout the ISA season, and growth in European retail balances. This was alongside £0.5 billion growth in current accounts, due to strength in customer income and subdued spend. Commercial Banking deposits were up £10.0 billion in the year to date (31 December 2024: £162.6 billion), resulting from growth in targeted sectors.

In the third quarter, customer deposits were up £2.8 billion. Retail deposits increased by £0.3 billion, with strength in current accounts partly offset by modest reductions in fixed term deposits, following post-ISA season pricing decisions. Commercial Banking deposits increased by £2.4 billion in the third quarter, resulting from growth in targeted sectors. Non-interest bearing current accounts in Commercial Banking were positive in the third quarter.

The Group saw growth of £3.7 billion net new money during the first nine months of 2025 in Insurance, Pensions and Investments and Wealth open book assets under administration (AuA). In total, open book AuA stand at £221 billion at 30 September 2025.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group’s liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong, stable liquidity coverage ratio of 145% at 30 September 2025 (31 December 2024: 146%) and a net stable funding ratio of 126% (31 December 2024: 129%). The loan to deposit ratio of 96%, stable compared to 31 December 2024, continues to reflect a robust funding and liquidity position, with significant capacity to grow lending.

The underlying expected credit loss (ECL) allowance has reduced slightly to £3.5 billion at 30 September 2025 (31 December 2024: £3.7 billion). The uplift from the base case to probability-weighted ECL is £0.4 billion (31 December 2024: £0.4 billion). The ECL allowance continues to include a £50 million judgemental adjustment taken in the first half of the year in respect of the global tariff and geo-political disruption risks to specific drivers across various corporate sectors not reflected in broad macroeconomic model drivers.

Capital

The Group’s CET1 capital ratio at 30 September 2025 was 13.8% (31 December 2024: 13.5% pro forma). Capital generation during the first nine months of the year was 110 basis points (141 basis points excluding the charge for motor finance commission arrangements). This reflected strong banking build and the £150 million interim dividend received from the Insurance business, partially offset by risk-weighted asset increases and the charge for motor finance. The impact of the interim ordinary dividend paid and the foreseeable ordinary dividend accrual equated to 74 basis points. The third quarter capital build of 24 basis points (55 basis points excluding the charge for motor finance) was driven by strong banking build, complemented by optimisation and the removal of temporary risk-weighted assets related to hedging activity, offset by the charge for motor finance. The Group now expects capital generation in 2025 to be c.145 basis points (c.175 basis points excluding the motor finance charge in the third quarter).

Risk-weighted assets increased by £7.7 billion to £232.3 billion at 30 September 2025 (31 December 2024: £224.6 billion). This reflects the impact of strong lending growth and other movements, partially offset through continued optimisation activity. In the third quarter, risk-weighted assets increased by £0.9 billion following lending growth and other movements, partially offset by optimisation and the removal of the temporary risk-weighted assets related to hedging activity. While no Retail secured CRD IV increases were recognised during the first nine months of the year, the Group continues to expect further uplifts to be recognised against performing exposures in respect of CRD IV secured assets, subject to finalisation with the PRA.

The PRA provided an update to the Group’s Pillar 2A CET1 capital requirement during the third quarter, with the requirement reducing slightly to c.1.4% of risk-weighted assets from the previous requirement of c.1.5% of risk-weighted assets. The Group’s total regulatory CET1 capital requirement remains c.12% of risk-weighted assets. The Board’s view of the ongoing level of total CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties remains c.13.0%. This includes a management buffer of c.1%. In order to manage risks and distributions in an orderly way, the Board intends to progress in stages towards paying down to the CET1 capital target of c.13.0% by the end of 2026.

ADDITIONAL INFORMATION

Capital generation

Pro forma CET1 ratio as at 31 December 2024A,1	13.5%
Banking build (bps)2	175
Insurance dividend (bps)	7
Risk-weighted assets (bps)	(46)
Other movements (bps)3	5
Capital generation excluding provision charge for motor finance commission arrangements (bps)	141
Provision charge for motor finance commission arrangements (bps)	(31)
Capital generation (bps)	110
Ordinary dividend (bps)	(74)
CET1 ratio as at 30 September 2025	13.8%

1 31 December 2024 reflects both the full impact of the share buyback announced in respect of 2024 and the ordinary dividend received from the Insurance business in February 2025.

2 Includes impairment charge and excess regulatory expected losses, excludes the charge for motor finance commission arrangements.

3 Includes share-based payments and market volatility.

Underlying impairmentA

	Nine months ended 30 Sep 2025 £m	Nine months ended 30 Sep 2024 £m	Change %	Three months ended 30 Sep 2025 £m	Three months ended 30 Sep 2024 £m	Change %

Charges (credits) pre-updated MES1
Retail	627	592	(6)	201	129	(56)
Commercial Banking	(36)	16		(61)	44
Other	–	(11)		–	(1)
	591	597	1	140	172	19
Updated economic outlook (MES)
Retail	(42)	(269)	(84)	42	–
Commercial Banking	69	(55)		(6)	–
	27	(324)		36	–
Underlying impairment chargeA	618	273		176	172	(2)

Asset quality ratioA	0.18%	0.09%	9bp	0.15%	0.15%

1 Impairment charges excluding the impact from updated economic outlook (multiple economic scenarios, MES) taken each quarter.

ADDITIONAL INFORMATION (continued)

Loans and advances to customers and expected credit loss allowance – underlyingA basis

At 30 September 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages1	283,026	32,852	6,002	321,880	10.2	1.9
Credit cards	14,628	2,471	269	17,368	14.2	1.5
UK unsecured loans and overdrafts	10,345	1,417	191	11,953	11.9	1.6
UK Motor Finance2	13,829	2,544	148	16,521	15.4	0.9
Other	20,804	379	158	21,341	1.8	0.7
Retail	342,632	39,663	6,768	389,063	10.2	1.7
Business and Commercial Banking	25,663	2,520	1,030	29,213	8.6	3.5
Corporate and Institutional Banking	58,410	2,546	824	61,780	4.1	1.3
Commercial Banking	84,073	5,066	1,854	90,993	5.6	2.0
Equity Investments and Central Items3	264	–	–	264	–	–
Total gross lending	426,969	44,729	8,622	480,320	9.3	1.8

Customer related ECL allowance (drawn and undrawn)
UK mortgages1	49	249	581	879
Credit cards	226	286	121	633
UK unsecured loans and overdrafts	183	232	105	520
UK Motor Finance4	198	132	84	414
Other	18	9	36	63
Retail	674	908	927	2,509
Business and Commercial Banking	94	184	126	404
Corporate and Institutional Banking	102	118	316	536
Commercial Banking	196	302	442	940
Equity Investments and Central Items	–	–	–	–
Total	870	1,210	1,369	3,449

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers5
	Stage 1%	Stage 2%	Stage 3%	Total %
UK mortgages	–	0.8	9.7	0.3
Credit cards	1.5	11.6	46.2	3.6
UK unsecured loans and overdrafts	1.8	16.4	56.5	4.4
UK Motor Finance	1.4	5.2	56.8	2.5
Other	0.1	2.4	22.8	0.3
Retail	0.2	2.3	13.7	0.6
Business and Commercial Banking	0.4	7.3	15.2	1.4
Corporate and Institutional Banking	0.2	4.6	38.4	0.9
Commercial Banking	0.2	6.0	26.7	1.0
Equity Investments and Central Items	–	–	–	–
Total	0.2	2.7	16.3	0.7

1 UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.

2 UK Motor Finance balances on an underlying basisA exclude a finance lease gross up.

3 Contains central fair value hedge accounting adjustments.

4 UK Motor Finance includes £223 million relating to provisions against residual values of vehicles subject to finance leases.

5 Stage 3 and Total exclude loans in recoveries in credit cards of £7 million, UK unsecured loans and overdrafts of £5 million, Business and Commercial Banking of £200 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL INFORMATION (continued)

Total ECL allowance by scenario – underlying basisA

The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios. As at 31 December 2024, the severe downside scenario incorporated adjustments made to UK Bank Rate and Consumer Price Index (CPI) inflation paths which, as at 30 September 2025, have been removed.

Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 30 September 2025	3,468	2,656	3,052	3,947	5,712
At 31 December 2024	3,651	2,634	3,204	4,159	6,515

Base case and MES economic assumptions

The Group’s base case economic scenario has been updated to reflect ongoing geopolitical developments and changes in domestic economic policy. The Group’s updated base case scenario has the following conditioning assumptions. First, global conflicts do not lead to major discontinuities in commodity prices or global trade. Second, the US effective tariff rate is maintained at prevailing levels pending a switch to a sector-based tariff framework. Third, UK fiscal policy acts to restore a margin of headroom against the current fiscal rules.

Based on these assumptions and incorporating the economic data published in the second quarter of 2025, the Group’s base case scenario is for a slow expansion in gross domestic product (GDP) and a further rise in the unemployment rate alongside small gains in residential and commercial property prices. With underlying inflationary pressures expected to recede slowly, modest reductions in UK Bank Rate are expected to continue in 2026, reaching a ‘neutral’ policy stance around the middle of the year. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as at the third quarter of 2025. Actual data for this period, or restatements of past data, may have since emerged prior to publication and have not been included.

The Group’s approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements of the Group’s 2024 annual report and accounts. As at 30 September 2025, the non-modelled adjustments previously applied to UK Bank Rate and CPI inflation in the severe downside scenario have been removed. This is because the incremental ECL impact is no longer considered sufficiently material to justify their application. Accordingly, its removal has had no material impact on ECL.

UK economic assumptions – base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 September 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.7	0.3	0.2	0.1	0.2	0.3	0.3	0.4
Unemployment rate	4.5	4.7	4.9	5.0	5.0	5.0	4.9	4.9
House price growth	2.9	2.7	1.6	0.8	1.4	1.9	2.2	2.4
Commercial real estate price growth	2.5	2.6	2.6	1.5	1.0	0.8	1.0	0.7
UK Bank Rate	4.50	4.25	4.00	4.00	3.75	3.75	3.50	3.50
CPI inflation	2.8	3.5	3.9	3.8	3.3	3.0	2.9	2.5

ADDITIONAL INFORMATION (continued)

Base case and MES economic assumptions (continued)

UK economic assumptions – scenarios by year

Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2025	2025%	2026%	2027%	2028%	2029%	2025-2029 average %

Upside
Gross domestic product growth	1.4	1.9	1.9	1.6	1.5	1.6
Unemployment rate	4.6	3.7	3.2	3.1	3.1	3.6
House price growth	1.1	4.8	7.0	6.3	5.5	4.9
Commercial real estate price growth	2.7	7.5	3.7	2.4	1.4	3.5
UK Bank Rate	4.19	4.30	4.72	4.95	5.12	4.66
CPI inflation	3.5	2.9	2.6	2.9	3.0	3.0

Base case
Gross domestic product growth	1.3	1.0	1.5	1.5	1.5	1.4
Unemployment rate	4.8	5.0	4.7	4.5	4.4	4.7
House price growth	0.8	2.4	1.7	2.2	3.2	2.1
Commercial real estate price growth	1.5	0.7	1.3	1.2	0.9	1.1
UK Bank Rate	4.19	3.63	3.50	3.50	3.50	3.66
CPI inflation	3.5	2.9	2.3	2.3	2.3	2.7

Downside
Gross domestic product growth	1.2	(1.2)	0.0	1.2	1.5	0.6
Unemployment rate	4.9	6.9	7.7	7.4	7.0	6.8
House price growth	0.5	(0.5)	(6.4)	(5.8)	(2.0)	(2.9)
Commercial real estate price growth	0.5	(8.9)	(3.4)	(1.9)	(1.9)	(3.2)
UK Bank Rate	4.19	2.37	1.03	0.69	0.48	1.75
CPI inflation	3.5	2.9	2.0	1.4	1.0	2.2

Severe downside
Gross domestic product growth	1.0	(3.1)	(0.9)	1.0	1.4	(0.1)
Unemployment rate	5.1	9.2	10.4	10.0	9.4	8.8
House price growth	0.0	(2.4)	(13.5)	(12.0)	(6.6)	(7.0)
Commercial real estate price growth	(1.8)	(18.8)	(8.7)	(6.2)	(4.9)	(8.3)
UK Bank Rate	4.19	1.25	0.12	0.04	0.01	1.12
CPI inflation	3.5	2.9	1.5	0.4	(0.3)	1.6

Probability-weighted
Gross domestic product growth	1.3	0.2	0.9	1.4	1.5	1.1
Unemployment rate	4.8	5.6	5.7	5.5	5.3	5.4
House price growth	0.7	1.8	(0.6)	(0.4)	1.4	0.6
Commercial real estate price growth	1.2	(2.1)	(0.4)	(0.1)	(0.3)	(0.3)
UK Bank Rate	4.19	3.21	2.79	2.75	2.73	3.13
CPI inflation	3.5	2.9	2.2	2.0	1.8	2.5

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain materially unchanged since the year-end, is set out on pages 27 to 32 of the Group’s 2024 Full Year Results news release.

	Nine months ended 30 Sep 2025 £m	Nine months ended 30 Sep 2024 £m

Banking net interest marginA
Underlying net interest incomeA (£m)	10,106	9,569
Remove non-banking underlying net interest expense (£m)	372	347
Banking underlying net interest income (£m)	10,478	9,916

Loans and advances to customers (£bn)	477.5	457.9
Remove finance lease gross up1 (£bn)	(0.4)	(0.9)
Underlying loans and advances to customersA (£bn)	477.1	457.0
Add back expected credit loss allowance (drawn) (£bn)	3.1	3.3
Add back acquisition related fair value adjustments (£bn)	0.1	0.2
Underlying gross loans and advances to customers (£bn)	480.3	460.5
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(11.4)	(10.1)
Other (£bn)	0.2	2.8
Interest-earning banking assets (£bn)	469.1	453.2
Averaging (£bn)	(8.7)	(3.3)
Average interest-earning banking assetsA (£bn)	460.4	449.9

Banking net interest marginA	3.04%	2.94%

1 The finance lease gross up represents a statutory accounting adjustment required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

	Nine months ended 30 Sep 2025 £m	Nine months ended 30 Sep 2024 £m

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	2,892	3,355

Average ordinary shareholders’ equity (£bn)	40.2	40.0
Remove average goodwill and other intangible assets (£bn)	(7.8)	(8.0)
Average tangible equity (£bn)	32.4	32.0

Return on tangible equityA	11.9%	14.0%

KEY DATES

Group strategy update: Digital & AI	6 November 2025
Preliminary 2025 results	29 January 2026
2025 annual report and accounts published	18 February 2026

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2025. Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2025 to the nine months ended 30 September 2024 and the balance sheet analysis compares the Group balance sheet as at 30 September 2025 to the Group balance sheet as at 31 December 2024. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript ‘A’ throughout this document. Further information on these measures is set out above. Unless otherwise stated, commentary on page 1 is given on an underlying basis. The Group’s Q3 2025 Interim Pillar 3 disclosures can be found at: www.lloydsbankinggroup.com/investors/financialdownloads.html.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Rohith Chandra-Rajan

Director of Investor Relations
07353 885 690

rohith.chandra-rajan@lloydsbanking.com

Nora Thoden

Director of Investor Relations – ESG

020 7356 2334

nora.thoden@lloydsbanking.com

Tom Grantham

Investor Relations Senior Manager

07851 440 091

thomas.grantham@lloydsbanking.com

Sarah Robson

Investor Relations Senior Manager

07494 513 983

sarah.robson2@lloydsbanking.com

CORPORATE AFFAIRS

Matt Smith

Head of Media Relations

07788 352 487

matt.smith@lloydsbanking.com

Emma Fairhurst

Media Relations Senior Manager

07814 395 855

emma.fairhurst@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 33 Old Broad Street, London, EC2N 1HZ
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 23 October 2025